Exhibit 99.113

Date:	March 3, 2025

News Release:	25-03

Ticker Symbols:	TSXV: MOON

BLUE MOON ANNOUNCES PROPOSED SHARE CONSOLIDATION

TORONTO, Ontario – March 3, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON), is pleased to announce that the Directors have approved a consolidation of its share capital on the basis of one (1) new common share for up to every existing ten (10) common shares (the “Consolidation”), subject to regulatory approval, including approval of the TSX Venture Exchange. The final Consolidation ratio is subject to determination by the Board, in compliance with regulatory requirements.

The effective date of the Consolidation and the new CUSIP and ISIN of the post-Consolidation common shares will be announced in a separate news release once the Company receives approval from the TSXV. The Company’s name and trading symbol will remain unchanged.

As a result of the Consolidation, and assuming the maximum ratio of 10 pre-Consolidation common shares to 1 post-Consolidation common share, it is expected that the 451,492,486 common shares which are currently issued and outstanding, will be reduced to approximately 45,149,248 common shares, subject to rounding. The number of post-Consolidation common shares outstanding will depend on the final Consolidation ratio determined by the Board, in compliance with regulatory requirements. Where the exchange would otherwise result in a shareholder being entitled to a fractional common share, the number of post-Consolidation common shares issued to such holder of common shares shall, without any additional compensation, be rounded up to the next greater whole number of common shares if the fractional entitlement is equal to or greater than 0.5 and shall be rounded down to the next lesser whole number of common shares if the fractional entitlement is less than 0.5, and, in calculating such fractional interests, all common shares registered in the name of and held by such shareholder shall be aggregated.

The Directors believe the Consolidation will enhance the marketability of the common shares as an investment and help to facilitate additional financings to fund future operations.

The Consolidation is being conducted on a “push-out” basis. Shareholders of the Company, with or without a physical share certificate, do not need to take any action with respect to the Consolidation. Share certificates and DRS statements for the post-Consolidation common shares will be mailed after the Consolidation is effected. Existing share certificates will be cancelled.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information

Blue Moon Metals Inc.
Christian Kargl-Simard
President, CEO and Director
Phone: (416) 230 3440
Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Date:	March 3, 2025

News Release:	25-03

Ticker Symbols:	TSXV: MOON

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. Forward-looking statements in this press release include, but are not limited to, statements regarding: the Consolidation, including the receipt of required regulatory approvals and the anticipated benefits of the Consolidation, the final Consolidation ratio to be determined by the Board, the number of common shares outstanding post-Consolidation, the push out of post-Consolidation securities. This forward-looking information reflects Blue

Moon’s current beliefs and is based on information currently available to Blue Moon and on assumptions Blue Moon believes are reasonable. These assumptions include, but are not limited to: the underlying value of Blue Moon and its common shares; TSX Venture Exchange approval of the Consolidation; the number of common shares that will be outstanding post-Consolidation; the anticipated benefits of the Consolidation; Blue Moon’s general and administrative costs remaining constant; and the market acceptance of Blue Moon’s business strategy.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: that the final Consolidation ratio is subject to Board and regulatory approval; that the TSXV will not approve the Consolidation; that the number of common shares post-Consolidation may differ from the expected; that the anticipated benefits of the Consolidation may not be realized; general business, economic, competitive, political and social uncertainties; industry conditions; environmental risks; operational risks in exploration and development; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation, including environmental legislation, affecting Blue Moon; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labour or loss of key individuals. A description of additional risk factors that may cause actual results to differ materially from forward- looking information can be found in Blue Moon’s disclosure documents on the SEDAR+ website at www.sedarplus.ca. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.